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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                          For the month of JANUARY, 2002
                                           -------------
                                  AMVESCAP PLC
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                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
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                   (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F [X]            Form 40-F  [ ]
                        -----                     -----



[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                     Yes  [ ]                 No  [X]
                         -----                   -----


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-   N/A
                                       --------


Description of document filed:  Re Directorate
                                --------------

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AMVESCAP PLC
741703
IMMEDIATE RELEASE  08 JANUARY 2002
PLEASE CONFIRM RELEASE
MICHAEL PERMAN TEL: 020 7454 3942





                      AMVESCAP ANNOUNCES EXECUTIVE CHANGES

                     o ROB HAIN TO BECOME CEO OF INVESCO UK
                     o PHIL TAYLOR TO BECOME CEO OF AIM CANADA

LONDON--JANUARY 8, 2002--AMVESCAP PLC today announced that Rob Hain, currently CEO of AIM Canada, will be named chief executive officer of INVESCO UK. He replaces Hugh Ward who will be leaving for personal reasons. Phil Taylor, currently executive vice president and chief operating officer of AIM Canada, will succeed Hain as president and chief executive officer. Both appointments are subject to regulatory approval.

"I'm delighted that Rob Hain will become CEO of our UK business. Rob joined AMVESCAP in 1998 and has an outstanding track record in the financial services industry," said Michael Benson, chief executive of INVESCO Global and vice-chairman of AMVESCAP. "Hugh approached me some time ago to tell me about his wish to step down and return to Jersey once a successor had been identified. We are grateful for the enormous contribution he has made to our business in the UK since joining the firm in 1996 and he leaves with our best wishes."

Hain, 48 has been a member of AMVESCAP's Executive Board since February 2001 and has been president and chief executive officer of AIM Funds Management Inc. in Canada since 1998.

Commenting on the appointment of Phil Taylor, Mark Williamson, chief executive officer of Managed Products for AMVESCAP said "Phil's deep experience in the mutual fund industry and his strong business skills combine to make him the ideal candidate to assume the leadership of AIM Canada. I'm confident he will continue to strengthen AIM's leading position in the Canadian retail mutual fund market."

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Taylor, 48, joined AIM in 1999. Prior to joining AIM he was president of
Canadian retail broker Investors Group Securities Inc. and previously managing partner of Meridian Securities, a service brokerage for firms of financial advisors.

AMVESCAP is a leading independent global investment manager, dedicated to helping people worldwide build their financial security. Operating under the AIM and INVESCO brands, AMVESCAP strives to deliver outstanding investment performance and service through a comprehensive array of retail and institutional products for clients in more than 100 countries. The Company is listed on the London, New York, Paris, and Toronto stock exchanges with the symbol AVZ. Additional information is available at www.amvescap.com.


For further information:

Jane Drew of INVESCO UK                      (+44) (0) 20 7454 3949 (London)
Dwayne Dreger of AIM Canada                  (+1) 416 324  6219 (Toronto)
Angus Maitland of the Maitland Consultancy   (+44) (0) 20 7379 5151 (London)

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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 AMVESCAP PLC
                                           -------------------------
                                                 (Registrant)

Date  08 January, 2002                     By /s/ MICHAEL S. PERMAN
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                                                   (Signature)

                                              Michael S. Perman
                                              Company Secretary